File No. 812-13833

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

THIRD AMENDED APPLICATION FOR AN ORDER UNDER SECTION 12(d)(1)(J) OF THE INVESTMENT COMPANY ACT OF 1940 (THE “ACT”) FOR AN EXEMPTION FROM SECTIONS 12(d)(1)(A) AND (B) OF THE ACT, UNDER SECTIONS 6(c) AND 17(b) OF THE ACT GRANTING AN EXEMPTION FROM SECTIONS 17(a)(1) AND (2) OF THE ACT AND UNDER SECTION 6(c) OF THE ACT FOR AN EXEMPTION FROM RULE 12d1-2(a) UNDER THE ACT

In the Matter of

AQR CAPITAL MANAGEMENT, LLC

Two Greenwich Plaza, 3rd Floor

Greenwich, CT 06830

CNH PARTNERS, LLC

Two Greenwich Plaza, 2nd Floor

Greenwich, CT 06830

AQR FUNDS

Two Greenwich Plaza, 3rd Floor

Greenwich, CT 06830

ALPS DISTRIBUTORS, INC.

1290 Broadway

Suite 1100

Denver, CO 80203

Please send all communications to:

Brendan R. Kalb, Esq. General Counsel AQR Capital Management, LLC Two Greenwich Plaza, 3rd Floor Greenwich, CT 06830	Rose F. DiMartino Willkie Farr & Gallagher LLP 787 Seventh Avenue New York, NY 10019	Tané T. Tyler, Esq. General Counsel ALPS Distributors, Inc. 1290 Broadway, Suite 1100 Denver, CO 80203

Page 1 of 30 sequentially numbered pages (including exhibits)

As filed with the Securities and Exchange Commission on June 13, 2012.

I.	SUMMARY OF REQUESTED RELIEF

AQR Funds (the “Trust”), AQR Capital Management, LLC (the “Adviser”),1 CNH Partners, LLC (the “Sub-Adviser”)2 and ALPS Distributors, Inc. (the “Distributor”) (collectively, the Trust, the Adviser, the Sub-Adviser, and the Distributor are referred to as the “Applicants”) submit this third amended application (“Application”) with the Securities and Exchange Commission (the “Commission”) requesting an order under Section 12(d)(1)(J) of the Investment Company Act of 1940, as amended (the “Act”), exempting certain transactions involving the Applicants from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act, under Sections 6(c) and 17(b) of the Act exempting certain transactions involving the Applicants from Sections 17(a)(1) and (2) of the Act, and under Section 6(c) of the Act for an exemption from Rule 12d1-2(a) under the Act.

Applicants request an exemption to permit registered management investment companies that operate as a “fund of funds” and that are not part of the same “group of investment companies,” within the meaning of Section 12(d)(1)(G)(ii) of the Act, as the Trust (each, an “Unrelated Fund of Funds”) to acquire shares of current or future separate series of the Trust (“Underlying Funds”)3 in excess of the limits in Section 12(d)(1)(A) of the Act and to permit Underlying Funds, any principal underwriter for an Underlying Fund, and any broker or dealer registered under the Securities Exchange Act of 1934, as amended (“Broker”), to sell shares of an Underlying Fund to an Unrelated Fund of Funds in excess of the limits in Section 12(d)(1)(B) of the Act.

Applicants are also requesting relief from Sections 17(a)(1) and (2) to permit an Underlying Fund to sell its shares and to redeem its shares from, and engage in certain in-kind transactions with, Unrelated Funds of Funds that own 5% or more of the shares of an Underlying Fund.

[1]

All references to the term “Adviser” herein include successors-in-interest to the Adviser. Successors-in-interest are limited to any entity resulting from a name change, a reorganization of the Adviser into another jurisdiction or a change in the type of business organization.

[2]

All references to the term “Sub-Adviser” herein include successors-in-interest to the Sub-Adviser. Successors-in-interest are limited to any entity resulting from a name change, a reorganization of the Sub-Adviser into another jurisdiction or a change in the type of business organization.

[3]

As of the date of the Application, the Underlying Funds include the following series of the Trust: AQR Global Equity Fund, AQR International Equity Fund, AQR International Small Cap Fund, AQR Emerging Markets Fund, AQR Equity Plus Fund, AQR Small Cap Core Fund, AQR Small Cap Growth Fund, AQR Diversified Arbitrage Fund, AQR Momentum Fund, AQR Small Cap Momentum Fund, AQR International Momentum Fund, AQR Managed Futures Strategy Fund, AQR Risk Parity Fund, AQR Multi-Strategy Alternative Fund, AQR Tax-Managed Momentum Fund, AQR Tax-Managed Small Cap Momentum Fund, AQR Tax-Managed International Momentum Fund, AQR U.S. Defensive Equity Fund, AQR International Defensive Equity Fund, AQR Emerging Defensive Equity Fund, AQR Risk-Balanced Commodities Strategy Fund, AQR Risk-Balanced Commodities Strategy LV Fund, AQR Moderate Risk-Balanced Fund and AQR Aggressive Risk-Balanced Fund. Certain of the Underlying Funds may be open-end management investment companies registered under the Act that have received exemptive relief to permit their shares to be listed on a national securities exchange at negotiated prices (“ETFs”).

Applicants request that the foregoing relief apply to: (1) each registered open-end management investment company or series thereof that currently or subsequently is part of the same “group of investment companies,” within the meaning of Section 12(d)(1)(G)(ii) of the Act, as the Trust and that is advised by the Adviser or Sub-Adviser or any entity controlling, controlled by or under common control with the Adviser or Sub-Adviser (such registered open-end management investment companies or their series are included in the term “Underlying Funds”); (2) each Unrelated Fund of Funds that enters into a Participation Agreement, as defined below, with an Underlying Fund to purchase shares of the Underlying Fund; and (3) any principal underwriter to an Underlying Fund or Broker selling shares of an Underlying Fund.

An Unrelated Fund of Funds may rely on the requested order only to invest in an Underlying Fund and not in any other registered investment company.

Applicants are also requesting an exemption to the extent necessary to permit any existing or future open-end management investment companies that operate as “funds of funds” and that are part of the same “group of investment companies,” within the meaning of Section 12(d)(1)(G)(ii) of the Act, as the Trust (“Related Funds of Funds”) and which invest in other Underlying Funds in reliance on Section 12(d)(1)(G) of the Act, and which are also eligible to invest in securities (as defined in Section 2(a)(36) of the Act) in reliance on Rule 12d1-2 under the Act, to also invest, to the extent consistent with its investment objective, policies, strategies and limitations, in financial instruments that may not be securities within the meaning of Section 2(a)(36) of the Act (collectively, “Other Investments”). Applicants request that the foregoing relief apply to each registered open-end management investment company or series thereof that operates as a “fund of funds” and that currently or subsequently is part of the same “group of investment companies,” within the meaning of section 12(d)(1)(G)(ii) of the Act, as the Trust, and is advised or sponsored by the Adviser or Sub-Adviser or any entity controlling, controlled by or under common control with the Adviser or Sub-Adviser.

Consistent with its fiduciary obligations under the Act, the Related Fund of Fund’s board of trustees will review any advisory fees charged by the Related Fund of Fund’s investment adviser, to ensure that they are based on services provided that are in addition to, rather than duplicative of, services provided pursuant to the advisory agreement of any investment company in which the Related Fund of Funds may invest.

All entities that currently intend to rely on the requested order are named as Applicants. Any other entity that relies on the order in the future will comply with the terms and conditions of the Application.

II.	ORGANIZATION, STRUCTURE, OWNERSHIP AND OPERATION OF THE APPLICANTS

A.	The Trust and the Underlying Funds

The Trust is an open-end management investment company registered under the Act and organized as a Delaware statutory trust. The Trust is comprised of separate series, which may be Underlying Funds, pursuing distinct investment objectives and strategies.

Certain Underlying Funds may in the future pursue their investment objectives through a master-feeder arrangement in reliance on Section 12(d)(1)(E) of the Act. An Unrelated Fund of Funds may not rely on the requested order to invest in an Underlying Fund that serves as a feeder fund unless the Underlying Fund is part of the same “group of investment companies,” within the meaning of Section 12(d)(1)(G)(ii) of the Act, as its corresponding master fund (each, a “Master Fund”).

Certain Underlying Funds (or their respective Master Funds) may invest up to 25% of their assets in a wholly-owned and controlled subsidiary of the Underlying Fund (or its respective Master Fund), organized under the laws of the Cayman Islands as an exempted company or under the laws of another non-U.S. jurisdiction (each, a “Cayman Sub”), in order to invest in commodity-related instruments and certain other instruments. For an Underlying Fund (or its respective Master Fund) that invests in a Cayman Sub, the Adviser and/or Sub-Adviser serves as investment adviser to both the Underlying Fund (or its respective Master Fund) and the Cayman Sub. These Cayman Subs are created for tax purposes in order to ensure that the Underlying Fund remains qualified as a regulated investment company for U.S. federal income tax purposes. Each Cayman Sub currently invests primarily in commodity futures, swaps on commodity futures, commodity index swaps and other commodity-linked derivative instruments, but it may also currently invest in financial futures, option and swap contracts, fixed income securities, and other investments intended to serve as margin or collateral for the Cayman Sub’s derivative positions.

B.	The Adviser and the Sub-Adviser

The Adviser is a Delaware limited liability company and is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). Pursuant to an investment advisory agreement or investment management agreement, the Adviser serves as investment adviser to each Underlying Fund with overall responsibility for the general management and administration of the Underlying Funds, subject to the supervision of the Trust’s board of trustees. The Sub-Adviser, an affiliate of the Adviser, is a Delaware limited liability company and is registered as an investment adviser under the Advisers Act. Pursuant to an investment sub-advisory agreement, the Sub-Adviser serves as investment sub-adviser for the AQR Diversified Arbitrage Fund and the AQR Multi-Strategy Alternative Fund.4

C.	The Distributor

The Distributor is a Colorado corporation and is registered as a broker-dealer under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and is registered as a member of the Financial Industry Regulatory Authority (“FINRA”). The Distributor serves as principal underwriter and distributor for the shares of the Underlying Funds. The Distributor is not affiliated with the Adviser.5

[4]

Although the Adviser does not currently expect to enter into investment sub-advisory agreements with respect to the management of any other Underlying Funds, it may do so in the future. If the Adviser were to enter into an investment sub-advisory agreement with the Sub-Adviser or other sub-advisers with respect to the management of any Underlying Fund, such other sub-adviser will be registered as an investment adviser under the Advisers Act.

[5]	In the future, a distributor serving as principal underwriter and distributor for the shares of the Underlying Funds could be an affiliated person of a Fund or the Adviser.

D.	The Unrelated Funds of Funds

As defined earlier, the Unrelated Funds of Funds will be registered management investment companies that are not part of the same “group of investment companies,” within the meaning of Section 12(d)(1)(G)(ii) of the Act, as the Trust. Each Unrelated Fund of Funds will be advised by an investment adviser, within the meaning of Section 2(a)(20)(A) of the Act, that is registered as an investment adviser under the Advisers Act (an “Unrelated Fund of Funds Adviser”). An Unrelated Fund of Funds or its Unrelated Fund of Funds Adviser may contract with an investment adviser, including the Adviser or its affiliates, that meets the definition of Section 2(a)(20)(B) of the Act (an “Unrelated Fund of Funds Subadviser”).

E.	Proposed Relief: Relief for Investments in Underlying Funds by Unrelated Funds of Funds

Applicants propose allowing Unrelated Funds of Funds, including Unrelated Funds of Funds sub-advised by the Adviser or its affiliates, to purchase shares in Underlying Funds, and permit the Underlying Funds and the Distributor or any Broker to sell shares to Unrelated Funds of Funds beyond the limits in Sections 12(d)(1)(A) and (B) of the Act. Applicants also propose that Unrelated Funds of Funds including Unrelated Funds of Funds sub-advised by the Adviser or its affiliates, be permitted to effect transactions in Underlying Fund shares that would otherwise be prohibited by Section 17(a) of the Act solely because an Unrelated Fund of Funds owns 5% or more of the shares of an Underlying Fund. Applicants state that the Unrelated Funds of Funds will be interested in using the Underlying Funds as part of the overall investment strategy of the Unrelated Funds of Funds. Applicants will take steps reasonably designed to ensure that Unrelated Funds of Funds comply with the terms and conditions of the requested exemption from Section 12(d)(1)(A) of the Act by requiring that an Unrelated Fund of Funds enter into a participation agreement between the Trust, on behalf of the relevant Underlying Fund, and the Unrelated Fund of Funds (“Participation Agreement”) before allowing the Unrelated Fund of Funds to invest in an Underlying Fund in excess of the limits in Section 12(d)(1)(A). Any Unrelated Fund of Funds, including any Unrelated Fund of Funds sub-advised by the Adviser or its affiliates, that invests in an Underlying Fund, would be required, under the Participation Agreement, to adhere to the terms and conditions of the requested order. The Participation Agreement will include an acknowledgement from the Unrelated Fund of Funds that it may rely on the requested order only to invest in the Underlying Funds and not in any other registered investment company.

F.	Proposed Relief: Relief for Other Investments by Related Funds of Funds[6]

Each Related Fund of Funds may invest in certain Underlying Funds as set forth in its prospectus. Applicants propose that, subject to the terms and conditions set forth in this Application, the Related Funds of Funds be permitted to invest in Other Investments. The opportunity to invest in Other Investments will allow the Related Funds of Funds greater flexibility to meet their investment objectives than is possible through the more limited kinds of investments expressly permitted by Rule 12d1-2(a)(2) (e.g., stocks, bonds and other securities that are not issued by an investment company) (“Permitted Securities Investments”). There may be times when using a derivative or other permissible financial instrument may allow a Related Fund of Funds to invest in eligible asset classes with greater efficiency and lower cost than is possible through investment in an Underlying Fund or other Permitted Securities Investments. Each Related Fund of Funds would use Other Investments for a purpose that is consistent with its investment objectives, policies, strategies and limitations. The Adviser believes that its ability to use the fund of funds structure in combination with direct investments in securities and Other Investments will allow it to create better investment products that are suitable for a wide variety of mutual fund investors.

III.	LEGAL ANALYSIS

A.	Section 12(d)(1)

Section 12(d)(1)(A) of the Act prohibits, in relevant part, a registered investment company (“acquiring company”) from acquiring shares of an investment company (“acquired company”) if the securities represent more than 3% of the total outstanding voting stock of the acquired company, more than 5% of the total assets of the acquiring company, or, together with the securities of any other investment companies, more than 10% of the total assets of the acquiring company. Section 12(d)(1)(B) of the Act prohibits a registered open-end investment company, its principal underwriter, and any broker or dealer from knowingly selling shares of the investment company to another investment company if the sale will cause the acquiring company to own more than 3% of the acquired company’s voting stock, or if the sale will cause more than 10% of the acquired company’s voting stock to be owned by investment companies generally.

In 1996 Congress added Section 12(d)(1)(G) to the Act to permit the operation of funds of funds involving investment companies which are part of the same “group of investment companies,” which is defined in Section 12(d)(1)(G)(ii) as any two or more registered investment companies that hold themselves out to investors as related companies for purposes of investment and investor services. Section 12(d)(1)(G)(i) provides, in relevant part, that Section 12(d)(1) will not apply to securities of a registered open-end investment company if:

1.	the acquired company and the acquiring company are part of the same group of investment companies;

[6]	No Related Funds of Funds currently intend to rely on the requested order. One or more Related Funds of Funds may rely on the requested order in the future.

2.	the securities of the acquired company, securities of other registered open-end investment companies and registered unit investment trusts that are part of the same group of investment companies, Government securities, and short-term paper are the only investments held by the acquiring company;

3.	with respect to:

a.	securities of the acquired company, the acquiring company does not pay and is not assessed any charges or fees for distribution-related activities, unless the acquiring company does not charge a sales load or other fees or charges for distribution-related activities; or

b.	securities of the acquiring company, any sales loads and other distribution-related fees charged, when aggregated with any sales load and distribution-related fees paid by the acquiring company with respect to securities of the acquired company, are not excessive under rules adopted pursuant to Section 22(b) or Section 22(c) by a securities association registered under Section 15A of the Securities Exchange Act of 1934, or the Commission; and

4.	the acquired company has a policy that prohibits it from acquiring any securities of registered open-end investment companies or registered unit investment trusts in reliance on this subparagraph or subparagraph (F).

However, the Unrelated Funds of Funds, including Unrelated Funds of Funds sub-advised by the Adviser or its affiliates, will not be considered part of the same “group of investment companies,” and therefore, would not be able to rely on Section 12(d)(1)(G) to acquire shares of the Underlying Funds in excess of the limitations of Sections 12(d)(1)(A) and (B).

In 1996, Congress also added Section 12(d)(1)(J) of the Act, which provides that the Commission may exempt any person, security or transaction, or any class or classes of persons, securities or transactions, from any provision of Section 12(d)(1) if the exemption is consistent with the public interest and the protection of investors. The legislative history of Section 12(d)(1)(J) indicates that when granting relief under Section 12(d)(1)(J), the Commission should consider, among other things, “the extent to which a proposed arrangement is subject to conditions that are designed to address conflicts of interest and overreaching by a participant in the arrangement, so that the abuses that gave rise to the initial adoption of the Act’s restrictions against investment companies investing in other investment companies are not repeated.”7

[7]	H.R. Rep. No. 622, 104th Cong., 2d Sess., at 43-44.

In 2006 the Commission adopted Rule 12d1-2 under the Act.8 That rule permits a registered open-end investment company relying on Section 12(d)(1)(G) of the Act to acquire:

1.	securities issued by an investment company, other than securities issued by another registered investment company that is in the same group of investment companies, when the acquisition is in reliance on section 12(d)(1)(A) or 12(d)(1)(F) of the Act;

2.	securities (other than securities issued by an investment company); and

3.	securities issued by a money market fund, when the acquisition is in reliance on Rule 12d1-1.

For the purposes of Rule 12d1-2, the term “securities” means any security as that term is defined in Section 2(a)(36) of the Act.9 The Commission noted in the Adopting Release that permitting an affiliated fund of funds to invest, consistent with the fund’s investment policies, directly in stocks, bonds, and other types of securities “would allow an acquiring fund greater flexibility in meeting investment objectives that may not be met as well by investments in other funds in the same fund group, while not presenting any additional concerns that Section 12(d)(1)(G) was intended to address.”10 The passage of the rule also reflects the Commission’s response to Congress’ expectation “that the Commission will use this authority set forth in Section 12(d)(1)(J) to adopt rules and process exemptive applications in the fund of funds area in a progressive way as the fund of funds concept continues to evolve over time.”11

B.	Sections 17(a), 17(b) and 6(c)

Section 17(a)(1) of the Act, in relevant part, prohibits any affiliated person of a registered investment company, or any affiliated person of such a person, acting as principal, from knowingly selling any security or other property to that company. Section 17(a)(2) of the Act generally prohibits the same persons, acting as principals, from knowingly purchasing any security or other property from the registered investment company.

Section 2(a)(3) of the Act defines the term “affiliated person” of another person, in relevant part, as:

(A)	any person directly or indirectly owning, controlling or holding with power to vote, 5 per centum or more of the outstanding voting securities of such other person; [and] (B) any person 5 per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by such other person.

[8]	See Fund of Fund Investments, Investment Company Act Release No. 27399 (June 20, 2006) (the “Adopting Release”).

[9]	See Adopting Release at 17, n.58.

[10]	Id. at 17-18.

[11]	See H.R. Rep. No. 602, 104th Cong., 2d Sess., at 43-44 (1996).

Section 17(b) of the Act provides that the Commission may, upon application, issue an order exempting any proposed transaction from the provisions of Section 17(a) if evidence establishes that: (1) the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned; (2) the proposed transaction is consistent with the policies of each registered investment company concerned, as recited in its registration statement and reports filed under the Act; and (3) the proposed transaction is consistent with the general purposes of the Act.

Section 6(c) of the Act permits the Commission to exempt any person or transactions from any provision of the Act if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Because multiple transactions could occur between an Underlying Fund and an Unrelated Fund of Funds, and because the Commission may interpret its authority under Section 17(b) as extending only to a single transaction and not a series of transactions, Applicants are also seeking relief pursuant to Section 6(c) with respect to any transaction or series of transactions after an Unrelated Fund of Funds owns 5% or more of the outstanding voting shares of an Underlying Fund.

C.	Investments in Underlying Funds by Unrelated Funds of Funds

1.	Section 12(d)(1)(J)

Applicants agree to conditions, described at length herein, that adequately address the concerns underlying the applicable limits in Sections 12(d)(1)(A) and (B). As such, Applicants believe that the requested exemption is consistent with the public interest and the protection of investors. Applicants also submit that the proposed arrangements are consistent with Congressional intent that the Commission grant exemptions under Section 12(d)(1)(J) in a “progressive manner.”12

Congress intended that the restrictions in Section 12(d)(1)(A) and (B) of the Act address certain abuses perceived to be associated with the pyramiding of investment companies, including excessive layering of fees and expenses, undue influence by an acquiring company over acquired companies and unnecessary complexity.13

a.	Layering of Fees and Expenses

The PPI Report identified three principal concerns regarding the layering of fees and expenses in the fund holding company structure. The PPI Report expressed concern that: (i)

[12]	Id.

[13]	See Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, H.R. Rep. No. 2337, 892 Cong., 2d Sess., 311-324 (1966) (“PPI Report”).

the layered costs of a fund holding company are significantly higher than the costs of an ordinary mutual fund;14 (ii) fund holding companies subject their investors to two layers of advisory fees;15 and (iii) investors in load funds, including fund holding companies, investing in load funds, may pay a sales charge on their purchase, and investors in a fund holding company may also be subject to a second layer of sales charges on their purchases of shares of the holding company.

Applicants submit that the concerns in the PPI Report with respect to the layering of fees and expenses are not present in the case of the proposed fund of funds arrangement.

With respect to advisory fees, before approving any advisory contract under Section 15 of the Act, the board of directors or trustees of each Unrelated Fund of Funds, including a majority of the directors or trustees who are not “interested persons” (within the meaning of Section 2(a)(19) of the Act) (“Independent Trustees”), will find that the advisory fees charged under such advisory contract are based on services provided that will be in addition to, rather than duplicative of, the services provided under the advisory or management agreement of any Underlying Fund in which the Unrelated Fund of Funds may invest.

With respect to sales charges and service fees, as indicated in Condition 11, with respect to registered separate accounts that invest in an Unrelated Fund of Funds, no sales load will be charged at the Unrelated Fund of Funds level or at the Underlying Fund level.16 Other sales charges and service fees, as defined in NASD Conduct Rule 2830, if any, will only be charged at the Unrelated Fund of Funds level or at the Underlying Fund level, not both.17 With respect to other investments in an Unrelated Fund of Funds, any sales charges and/or service fees charged with respect to shares of the Unrelated Fund of Funds will not exceed the limits applicable to a fund of funds as set forth in NASD Conduct Rule 2830. Further, the Underlying Funds currently do not impose sales loads on the purchase of shares so that shareholders of Unrelated Funds of Funds will not pay a second layer of sales charges in connection with the investment of Underlying Funds.

Applicants represent that each Unrelated Fund of Funds that enters into a Participation Agreement will represent therein that no insurance company sponsoring a registered separate account funding variable insurance contracts will be permitted to invest in the Unrelated Fund of Funds unless the insurance company has certified to the Unrelated Fund of Funds that the aggregate of all fees and charges associated with each contract that invests in the Unrelated Fund of Funds, including fees and charges at the separate account, Unrelated Fund of Funds, and Underlying Fund levels, will be reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the insurance company.

[14]	Id. at 319-20.

[15]	Id. at 318.

[16]	As discussed below, currently, Underlying Funds do not impose sales charges.

[17]	Any references to NASD Conduct Rule 2830 include any successor or replacement FINRA Rule to NASD Conduct Rule 2830.

b.	Undue Influence

The PPI Report also expressed concern over the potential for undue influence by a fund holding company with respect to its underlying funds.

Condition 1 contains measures designed to limit the control that an Unrelated Fund of Funds may have over an Underlying Fund. Condition 1 prohibits the Unrelated Fund of Funds Adviser, any person controlling, controlled by, or under common control with the Unrelated Fund of Funds Adviser, and any investment company or issuer that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act that is advised or sponsored by the Unrelated Fund of Funds Adviser or any person controlling, controlled by, or under common control with the Unrelated Fund of Funds Adviser (the “Unrelated Fund of Funds Advisory Group”) from controlling (individually or in the aggregate) an Underlying Fund within the meaning of Section 2(a)(9) of the Act. The same prohibition would apply to the Unrelated Fund of Funds Subadviser, any person controlling, controlled by, or under common control with the Unrelated Fund of Funds Subadviser, and any investment company or issuer that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act (or portion of such investment company or issuer) advised or sponsored by the Unrelated Fund of Funds Subadviser or any person controlling, controlled by, or under common control with the Unrelated Fund of Funds Subadviser (the “Unrelated Fund of Funds Subadvisory Group”).

Conditions 2 through 7 were specifically designed to address the potential for an Unrelated Fund of Funds and certain affiliates of an Unrelated Fund of Funds to exercise undue influence over an Underlying Fund and certain of its affiliates. Condition 2 prohibits an Unrelated Fund of Funds or an Unrelated Fund of Funds Affiliate from causing any investment by the Unrelated Fund of Funds in an Underlying Fund to influence the terms of any services or transactions between the Unrelated Fund of Funds or an Unrelated Fund of Funds Affiliate and the Underlying Fund or an Underlying Fund Affiliate. For purposes of this Application, an “Unrelated Fund of Funds Affiliate” is defined as the Unrelated Fund of Funds Adviser, Unrelated Fund of Funds Subadviser, a promoter, or a principal underwriter of an Unrelated Fund of Funds, and any person controlling, controlled by, or under common control with any of those entities. An “Underlying Fund Affiliate” is defined as an investment adviser, sponsor, promoter or principal underwriter of an Underlying Fund (or its respective Master Fund or Cayman Sub), and any person controlling, controlled by, or under common control with any of those entities.

For purposes of this Application, an “Underwriting Affiliate” is a principal underwriter in any underwriting or selling syndicate that is an officer, director, member of an advisory board, investment adviser, subadviser, or employee of the Unrelated Fund of Funds, or a person of which any such officer, director, member of an advisory board, investment adviser, subadviser or employee is an affiliated person. An Underwriting Affiliate does not include any person whose relationship to an Underlying Fund is covered by Section 10(f) of the Act. Also, an offering of securities during the existence of any underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate is an “Affiliated Underwriting.”

c.	Complex Structures

Finally, the PPI Report expressed concern that the popularity of funds of funds could lead to the creation of more complex investment vehicles that would not serve any meaningful purpose.18 Applicants submit that the benefits of the proposed transactions justify any complexity associated with the transactions. As discussed above, investing in shares of an Underlying Fund could serve meaningful investment purposes for Unrelated Funds of Funds. Applicants propose condition 12 to ensure that the proposed arrangement will not create an overly complex fund structure. Applicants note that no Underlying Fund will acquire securities of any investment company or company relying on Sections 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in Section 12(d)(1)(A) of the Act, except to the extent that such Underlying Fund: (a) acquires such securities in compliance with section 12(d)(1)(E) of the Act; (b) receives securities of another investment company as a dividend or as a result of a plan of reorganization of a company (other than a plan devised for the purpose of evading section 12(d)(1) of the Act); (c) acquires (or is deemed to have acquired) securities of another investment company pursuant to exemptive relief from the Commission (including exemptive orders and exemptive rules) permitting such Underlying Fund to (i) acquire securities of one or more investment companies for short term cash management purposes,19 or (ii) engage in interfund borrowing and lending transactions; or (d) invests in a Cayman Sub that is a wholly-owned and controlled subsidiary of the Underlying Fund as described in the Application.

As noted above, certain of the Underlying Funds may invest up to 25% of their assets in a wholly-owned subsidiary (i.e., a Cayman Sub) for the purpose of assuring that the Underlying Funds continue to qualify as regulated investment companies (“RICs”) under Subchapter M of the Internal Revenue Code. The use of a Cayman Sub in this limited context and for this limited purpose does not raise the concerns about undue influence, layering of fees and complex structures that Section 12(d)(1) was designed to prevent. Applicants represent that: (1) an Underlying Fund is the sole and legal beneficial owner of its Cayman Sub, which addresses any concerns regarding pyramiding of voting control as a means of undue influence; (2) the Adviser or Sub-Adviser will manage the investments of both an Underlying Fund and its Cayman Sub, thus further eliminating any concerns over undue influence by the Adviser or Sub-Adviser; (3) each Underlying Fund is aware that its investment in a Cayman Sub enables the Underlying Fund to continue to qualify as a RIC; and (4) there is no inappropriate layering of fees and expenses as a result of an Underlying Fund investing in a Cayman Sub. An Underlying Fund (or its respective Master Fund) that invests in a Cayman Sub will consolidate its financial statements with the Cayman Sub’s financial statements, provided that U.S. GAAP or other applicable accounting standards permit consolidation. In assessing compliance with the asset coverage requirements under Section 18(f) of the Act, an Underlying Fund (or its respective Master Fund) will deem the assets, liabilities and indebtedness of a Cayman Sub in which the Underlying Fund (or its respective Master Fund) invests as its own. In addition, the expenses of the Cayman Sub are included in the total annual fund operating expenses in the prospectus of the

[18]	PPI Report at 321.

[19]

For purposes of this Application, the phrase “short term cash management purposes” is not intended to limit the ability of an Underlying Fund (or its respective Master Fund or Cayman Sub) to invest for any length of time when relying on Rule 12d1-1 under the Act.

relevant Underlying Fund. Because of the nature of their holdings, Cayman Subs do not rely on Sections 3(c)(1) or 3(c)(7) of the Act to exempt them from registration as investment companies. Nonetheless, for the avoidance of doubt, Applicants request that, as provided in condition 12 below, these types of investments be permitted even if they did rely on those Sections.

In the case of those Underlying Funds that operate using a master-feeder structure, having an Unrelated Fund of Funds as an investor could result in a three-tier arrangement (an Unrelated Fund of Funds investing in a feeder fund investing in a master fund). However, Applicants do not believe this will result in an overly complex structure. The master-feeder arrangement, while offering some tax and accounting benefits to shareholders, is for all other purposes entirely transparent. For any investor, whether an Unrelated Fund of Funds or any other investor, an investment in an Underlying Fund that was a feeder fund in a master-feeder arrangement would be no different than investing in an Underlying Fund that does not use a master-feeder arrangement (i.e., an Underlying Fund that invests directly in portfolio securities).

2.	Sections 17(a), 17(b) and 6(c)

The Applicants also request that the Commission issue an order pursuant to Sections 6(c) and 17(b) of the Act exempting them from the provisions of Section 17(a) of the Act to the extent necessary to permit the proposed investments by Unrelated Funds of Funds in shares of the Underlying Funds.20

Applicants request this order because an Unrelated Fund of Funds relying on the requested order could potentially own more than 5% of the outstanding voting securities of an Underlying Fund; thus the Underlying Fund could be deemed to be an affiliated person of the Unrelated Fund of Funds, and vice-versa. If the Underlying Fund were deemed to be an affiliated person of the Unrelated Fund of Funds for this or other reasons, the sale of shares by an Underlying Fund to an Unrelated Fund of Funds or redemption of shares by an Underlying Fund from an Unrelated Fund of Funds may be deemed to contravene Section 17(a) due to the affiliated status of these participants to such a transaction.21

Because multiple transactions could occur between an Underlying Fund and an Unrelated Fund of Funds, and because the Commission may interpret its authority under Section 17(b) as extending only to a single transaction and not a series of transactions, Applicants are seeking relief pursuant to Section 6(c) with respect to any transaction or series of transactions after an Unrelated Fund of Funds owns 5% or more of the outstanding voting securities of an Underlying Fund.

[20]

Applicants acknowledge that receipt of compensation by (a) an affiliated person of an Unrelated Fund of Funds, or an affiliated person of such person, for the purchase by the Unrelated Fund of Funds of shares of an Underlying Fund or (b) an affiliated person of an Underlying Fund, or an affiliated person of such person, for the sale by the Underlying Fund of its shares to an Unrelated Fund of Funds may be prohibited by Section 17(e)(1) of the Act. The Participation Agreement will also include this acknowledgement.

[21]

Applicants are not seeking relief from Section 17(a) for, and the requested relief will not apply to, transactions where an Underlying Fund that is an ETF could be deemed an affiliated person, or an affiliated person of an affiliated person of an Unrelated Fund of Funds, because an investment adviser to the ETF is also an investment adviser to the Unrelated Fund of Funds.

Applicants submit that the terms of a sale of shares by an Underlying Fund to an Unrelated Fund of Funds through transactions directly with the Underlying Fund, including the consideration to be paid or received, are reasonable and fair, do not involve overreaching, and are consistent with the general purposes of the Act. Section 17(a) is intended to prohibit certain affiliated persons in a position of influence over an investment company from furthering their own interests by selling property that they own to the company at an inflated price, purchasing property from an investment company at less than its fair value, or selling or purchasing property on terms that involve overreaching by an affiliated person. Underlying Funds’ shares will be issued and redeemed at their net asset values as required by Rule 22c-1 under the Act. Any Unrelated Fund of Funds that purchases or redeems shares of an Underlying Fund through transactions directly with the Underlying Fund will do so at net asset value per share, subject to any applicable redemption fee, which is the same consideration paid and received for these shares by any other investor purchasing or redeeming such shares in principal transactions. Further, no Unrelated Fund of Funds is compelled to invest in an Underlying Fund; each Underlying Fund reserves the right to reject any purchase order or discontinue selling its shares. Accordingly, there will be no opportunity or incentive on the part of any party involved in the transactions to overreach or allow overreaching.

Applicants state that any proposed transactions directly between an Underlying Fund and an Unrelated Fund of Funds will be consistent with the policies of each Underlying Fund and each Unrelated Fund of Funds and the general purposes of the Act. As noted above, Underlying Fund shares will be issued and redeemed by an Unrelated Fund of Funds on the same basis, and in accordance with the same policies, as shares held by any other investor. Further, any investment by an Unrelated Fund of Funds in shares of the Underlying Funds and the issuance of shares by the Underlying Fund to the Unrelated Fund of Funds will be effected in accordance with the investment restrictions of the Underlying Fund and the Unrelated Fund of Funds, and will be consistent with the investment objectives and policies of each Unrelated Fund of Funds. The Participation Agreement will require any Unrelated Fund of Funds that purchases shares from an Underlying Fund to represent that the purchase of shares from the Underlying Fund by the Unrelated Fund of Funds will be accomplished in compliance with the investment restrictions of the Unrelated Fund of Funds and will be consistent with the investment policies set forth in the Unrelated Fund of Funds’ registration statement.

Finally, in light of the above, Applicants submit that the requested order under Section 6(c) of the Act for an exemption from Section 17(a) is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

D.	Other Investments by Related Funds of Funds

Applicants believe that permitting Related Funds of Funds to invest in Other Investments would not raise any of the concerns that Section 12(d)(1) of the Act as originally adopted and as amended in 1970 was intended to address, as described earlier in this Application. Section 12(d)(1)(G) reflects a determination by Congress that certain fund of funds arrangements do not raise the concerns underlying the prohibitions in Sections 12(d)(1)(A) and (B). Section 12(d)(1)(G) addresses these concerns by requiring that the acquiring fund and the acquired fund be part of the same group of investment companies, limiting charges and fees of the acquiring company and acquired company and requiring that the acquired fund not act as a fund of funds itself. The approval of Rule 12d1-1 demonstrates a determination by the Commission that fund of funds investments in stocks, bonds and other types of securities that are not issued by registered investment companies do not raise any of the concerns that Section 12(d)(1)(G) was intended to address.

Likewise, permitting Other Investments by Related Funds of Funds in furtherance of their investment objectives, policies, strategies and limitations as requested herein will not raise any of the concerns underlying the prohibitions in Sections 12(d)(1)(A) and (B). Instead, this additional flexibility will provide the Related Funds of Funds a broader array of investment options through which to pursue their investment objectives.

Applicants request an order under section 6(c) of the Act for an exemption from rule 12d1-2(a) to allow the Related Funds of Funds to invest in Other Investments. Applicants state that the proposed arrangement would comply with the provisions of rule 12d1-2 under the Act, but for the fact that the Related Funds of Funds may invest a portion of their assets in Other Investments. Applicants submit that the requested exemption offers significant benefits, as detailed above, and is “consistent with the public interest and the protection of investors,” and therefore meets the standards for relief set out in Section 6(c) of the Act. As indicated below, the Commission has already granted to a number of other applicants relief similar to that requested in this Application.

IV.	PRECEDENT

A.	Relief for Investments in Underlying Funds by Unrelated Funds of Funds

The Commission has previously granted exemptive orders to other applicants who sought relief for similar funds of funds structures and investments, and whose requests for relief included conditions substantially similar to those included in this Application.22 These exemptive orders have previously been granted by the Commission to other applicants whose requests for relief included underlying funds that invested in wholly-owned subsidiaries for tax purposes.23 The Commission also has granted exemptive orders to other mutual fund complexes to invest in underlying funds in a master-feeder arrangement in reliance on Section 12(d)(1)(E) of the Act.24

[22]

See, e.g., Massachusetts Financial Services Company, et al., Investment Company Act Release Nos. 28649 (Mar. 17, 2009) (notice) and 28964 (Apr. 14, 2009) (order); DFA Investment Dimensions Group Inc., et al., Investment Company Act Release Nos. 28637 (Feb. 26, 2009) (notice) and 28654 (Mar. 24, 2009) (order); HealthShares et al., Investment Company Act Release Nos. 27844 (May 29, 2007) (notice) and 27871 (Jun. 21, 2007) (order); ProFunds, et al., Investment Company Act Release Nos. 27599 (Dec. 14, 2006) (notice) and 27658 (Jan. 9, 2007) (order).

[23]

See, e.g., iShares Trust, et al., Investment Company Act Release Nos. 29129 (Feb. 16, 2010) (notice) and 29172 (Mar. 10, 2010) (order); WisdomTree Investments, Inc., et al., Investment Company Act Release Nos. 28755 (June 1, 2009) (notice) and 28805 (June 29, 2009) (order).

[24]

See, e.g., SSgA Funds Management Inc., et al., Investment Company Act Release Nos. 29499 (Nov. 17, 2010) (notice) and 29524 (Dec. 13, 2010) (order); Jackson National Life Insurance Company, et al., Investment Company Act Release Nos. 29442 (Sept. 27, 2010) (notice) and 29484 (Oct. 25, 2010) (order); DFA Investment Dimensions Group Inc., et al., Investment Company Act Release Nos. 28637 (Feb. 26, 2009) (notice) and 28654 (Mar. 24, 2009) (order); ProFunds, et al., Investment Company Act Release Nos. 27599 (Dec. 14, 2006) (notice) and 27658 (Jan. 9, 2007) (order).

B.	Relief for Other Investments by Related Funds of Funds

The Commission has previously granted exemptive relief authorizing registered investment companies relying on Section 12(d)(1)(G) to invest in some combination of futures contracts, other derivatives and other financial instruments that are not specifically identified in Rule 12d1-2(a).25

V.	APPLICANTS’ CONDITIONS

Investments in Underlying Funds by Unrelated Funds of Funds

Applicants agree that any order granting the requested relief will be subject to the following conditions:

1.        The members of an Unrelated Fund of Funds Advisory Group will not control (individually or in the aggregate) an Underlying Fund (or its respective Master Fund) within the meaning of Section 2(a)(9) of the Act. The members of an Unrelated Fund of Funds Subadvisory Group will not control (individually or in the aggregate) an Underlying Fund (or its respective Master Fund) within the meaning of Section 2(a)(9) of the Act. If, as a result of a decrease in the outstanding voting securities of an Underlying Fund, the Unrelated Fund of Funds Advisory Group or the Unrelated Fund of Funds Subadvisory Group, each in the aggregate, becomes a holder of more than 25 percent of the outstanding voting securities of an Underlying Fund, it (except for any member of the Unrelated Fund of Funds Advisory Group or Unrelated Fund of Funds Subadvisory Group that is a separate account funding variable insurance contracts) will vote its shares of the Underlying Fund in the same proportion as the vote of all other holders of the Underlying Fund’s shares. This condition does not apply to the Unrelated Fund of Funds Subadvisory Group with respect to an Underlying Fund (or its respective Master Fund) for which the Unrelated Fund of Funds Subadviser or a person controlling, controlled by, or under common control with the Unrelated Fund of Funds

[25]

See, e.g., Jackson National Life Insurance Company, et al., Investment Company Act Release Nos. 29442 (Sept. 27, 2010) (notice) and 29484 (Oct. 25, 2010) (order); Transamerica Asset Management, Inc., et al., Investment Company Act Release Nos. 29410 (Sept. 3, 2010) (notice) and 29447 (Sept. 28, 2010) (order); Aston Funds, et al., Investment Company Act Release Nos. 29400 (Aug. 26, 2010) (notice) and 29443 (Sept. 27, 2910) (order); EQ Advisors Trust, et al., Investment Company Act Release Nos. 29294 (June 4, 2010) (notice) and 29336 (June 30, 2010) (order); Lincoln Variable Insurance Products Trust, et al., Investment Company Act Release Nos. 29168 (Mar. 5, 2010) (notice) and 29196 (Mar. 31, 2010) (order); Massachusetts Financial Services Company, et al., Investment Company Act Release Nos. 28649 (Mar. 17, 2009) (notice) and 28964 (Apr. 14, 2009) (order).

Subadviser acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the Act. A registered separate account funding variable insurance contracts will seek voting instructions from its contract holders and will vote its shares in accordance with the instructions received and will vote those shares for which no instructions were received in the same proportion as the shares for which instructions were received. An unregistered separate account funding variable insurance contracts will either (i) vote its shares of the Underlying Fund in the same proportion as the vote of all other holders of the Underlying Fund’s shares; or (ii) seek voting instructions from its contract holders and vote its shares in accordance with the instructions received and vote those shares for which no instructions were received in the same proportion as the shares for which instructions were received.

2.        No Unrelated Fund of Funds or Unrelated Fund of Funds Affiliate will cause any existing or potential investment by the Unrelated Fund of Funds in shares of an Underlying Fund to influence the terms of any services or transactions between the Unrelated Fund of Funds or an Unrelated Fund of Funds Affiliate and the Underlying Fund (or its respective Master Fund or Cayman Sub) or an Underlying Fund Affiliate.

3.        The board of directors or trustees of an Unrelated Fund of Funds, including a majority of the Independent Trustees, will adopt procedures reasonably designed to ensure that the Unrelated Fund of Funds Adviser and any Unrelated Fund of Funds Subadviser(s) are conducting the investment program of the Unrelated Fund of Funds without taking into account any consideration received by the Unrelated Fund of Funds or an Unrelated Fund of Funds Affiliate from an Underlying Fund (or its respective Master Fund or Cayman Sub) or an Underlying Fund Affiliate in connection with any services or transactions.

4.        Once an investment by an Unrelated Fund of Funds in the securities of an Underlying Fund exceeds the limit in Section 12(d)(1)(A)(i) of the Act, the Board of Trustees (the “Board”) of the Underlying Fund (or its respective Master Fund), including a majority of the Independent Trustees, will determine that any consideration paid by the Underlying Fund (or its respective Master Fund or Cayman Sub) to the Unrelated Fund of Funds or an Unrelated Fund of Funds Affiliate in connection with any services or transactions: (a) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Underlying Fund (or its respective Master Fund or Cayman Sub); (b) is within the range of consideration that the Underlying Fund (or its respective Master Fund or Cayman Sub) would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (c) does not involve overreaching on the part of any person concerned. This condition does not apply with respect to any services or transactions between an Underlying Fund (or its respective Master Fund or Cayman Sub) and its investment adviser(s) or any person controlling, controlled by, or under common control with such investment adviser(s).

5.        No Unrelated Fund of Funds or Unrelated Fund of Funds Affiliate (except to the extent it is acting in its capacity as an investment adviser to an Underlying Fund (or its respective Master Fund or Cayman Sub)) will cause an Underlying Fund (or its respective Master Fund or Cayman Sub) to purchase a security in any Affiliated Underwriting.

6.        The Board of an Underlying Fund (or of its respective Master Fund), including a majority of the Independent Trustees, will adopt procedures reasonably designed to monitor any purchases of securities by the Underlying Fund (or its respective Master Fund or Cayman Sub) in an Affiliated Underwriting once an investment by an Unrelated Fund of Funds in the securities of the Underlying Fund exceeds the limit of Section 12(d)(1)(A)(i) of the Act, including any purchases made directly from an Underwriting Affiliate. The Board of the Underlying Fund (or its respective Master Fund) will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Unrelated Fund of Funds in shares of the Underlying Fund. The Board of the Underlying Fund (or its respective Master Fund) shall consider, among other things, (i) whether the purchases were consistent with the investment objectives and policies of the Underlying Fund (or its respective Master Fund or Cayman Sub); (ii) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (iii) whether the amount of securities purchased by the Underlying Fund (or its respective Master Fund or Cayman Sub) in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years. The Board of the Underlying Fund shall take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to ensure that purchases of securities in Affiliated Underwritings are in the best interest of shareholders.

7.        Each Underlying Fund (or its respective Master Fund) shall maintain and preserve permanently in an easily accessible place a written copy of the procedures described in the preceding condition, and any modifications to such procedures, and shall maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in Affiliated Underwritings once an investment by an Unrelated Fund of Funds in the securities of an Underlying Fund exceeds the limit in Section 12(d)(1)(A)(i) of the Act, setting forth from whom the securities were acquired, the identity of the underwriting syndicate’s members, the terms of the purchase, and the information or materials upon which the Board’s determinations were made.

8.        Before investing in shares of an Underlying Fund in excess of the limits in Section 12(d)(1)(A), each Unrelated Fund of Funds and Underlying Fund will execute a Participation Agreement stating, without limitation, that their boards of directors or trustees and their investment advisers understand the terms and conditions of the order and agree to fulfill their responsibilities under the order. At the time of its investment in shares of an Underlying Fund in excess of the limit in Section 12(d)(1)(A)(i), an Unrelated Fund of Funds will notify the Underlying Fund of the investment. At such time, the Unrelated Fund of Funds will also transmit to the Underlying Fund a list of the names of each Unrelated Fund of Funds Affiliate and Underwriting Affiliate. The Unrelated Fund of Funds will notify the Underlying Fund of any changes to the list of the names as soon as reasonably practicable after a change occurs. The Underlying Fund and the Unrelated Fund of Funds will maintain and preserve a copy of the order, the Participation Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.

9.        Prior to approving any advisory contract under Section 15 of the Act, the board of directors or trustees of each Unrelated Fund of Funds, including a majority of the Independent Trustees, will find that the advisory fees charged under such advisory contracts are based on services provided that will be in addition to, rather than duplicative of, the services provided under the advisory contract(s) of any Underlying Fund (or its respective Master Fund) in which the Unrelated Fund of Funds may invest. These findings and their basis will be recorded fully in the minute books of the appropriate Unrelated Fund of Funds.

10.        An Unrelated Fund of Funds Adviser will waive fees otherwise payable to it by the Unrelated Fund of Funds in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by an Underlying Fund (or its respective Master Fund) under Rule 12b-1 under the Act) received from an Underlying Fund (or its respective Master Fund or Cayman Sub) by the Unrelated Fund of Funds Adviser, or an affiliated person of the Unrelated Fund of Funds Adviser, other than any advisory fees paid to the Unrelated Fund of Funds Adviser or its affiliated person by the Underlying Fund (or its respective Master Fund or Cayman Sub), in connection with the investment by the Unrelated Fund of Funds in the Underlying Fund. Any Unrelated Fund of Funds Subadviser will waive fees otherwise payable to the Unrelated Fund of Funds Subadviser, directly or indirectly, by the Unrelated Fund of Funds in an amount at least equal to any compensation received from any Underlying Fund (or its respective Master Fund or Cayman Sub) by the Unrelated Fund of Funds Subadviser, or an affiliated person of the Unrelated Fund of Funds Subadviser, other than any advisory fees paid to the Unrelated Fund of Funds Subadviser or its affiliated person by the Underlying Fund (or its respective Master Fund or Cayman Sub), in connection with the investment by the Unrelated Fund of Funds in the Underlying Fund made at the direction of the Unrelated Fund of Funds Subadviser. In the event that the Unrelated Fund of Funds Subadviser waives fees, the benefit of the waiver will be passed through to the Unrelated Fund of Funds.

11.        With respect to registered separate accounts that invest in an Unrelated Fund of Funds, no sales load will be charged at the Unrelated Fund of Funds level or at the Underlying Fund level. Other sales charges and service fees, as defined in NASD Conduct Rule 2830, if any, will only be charged at the Unrelated Fund of Funds level or at the Underlying Fund level, not both. With respect to other investments in an Unrelated Fund of Funds, any sales charges and/or service fees charged with respect to shares of the Unrelated Fund of Funds will not exceed the limits applicable to a fund of funds as set forth in NASD Conduct Rule 2830.

12.        No Underlying Fund (or its respective Master Fund) will acquire securities of any other investment company or company relying on section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in section 12(d)(1)(A) of the Act, except to the extent that such Underlying Fund (or its respective Master Fund): (a) acquires such securities in compliance with section 12(d)(1)(E) of the Act; (b) receives securities of another investment company as a dividend or as a result of a plan of reorganization of a company (other than a plan devised for the purpose of evading section 12(d)(1) of the Act); (c) acquires (or is deemed to have acquired) securities of another investment company pursuant to exemptive relief from the Commission permitting such Underlying Fund (or its respective Master Fund) to: (i) acquire securities of one or more investment companies for short-term cash management purposes, or (ii) engage in interfund borrowing and lending transactions; or (d) invests in a Cayman Sub that is a wholly-owned and controlled subsidiary of the Underlying Fund (or its respective Master Fund) as described in the Application. Further, no Cayman Sub will acquire securities of any other investment company or company relying on section 3(c)(1) or 3(c)(7) of the Act other than money market funds that comply with Rule 2a-7 for short-term cash management purposes.

Other Investments by Related Funds of Funds

Applicants agree that any order granting the requested relief will be subject to the following condition:

13.        The Applicants will comply with all provisions of Rule 12d1-2 under the Act, except for paragraph (a)(2) to the extent that it restricts any Related Fund of Funds from investing in Other Investments as described in the Application.

VI.	REQUEST FOR ORDER

Applicants request an order pursuant to Sections 12(d)(1)(J), 17(b) and 6(c) of the Act granting the relief requested in this Application. Applicants submit, for the reasons stated herein, that their request for exemptive relief meets the respective standards for relief under Sections 12(d)(1)(J), 17(b) and 6(c) of the Act and therefore, Applicants respectfully request that the Commission grant the requested relief.

VII.	PROCEDURAL MATTERS

Pursuant to Rule 0-2(f) under the Act, Applicants state that their addresses are as indicated on the first page of this Application and further state that all written or oral communications or questions concerning this Application should be directed to:

Brendan R. Kalb, Esq.

General Counsel

AQR Capital Management, LLC

Two Greenwich Plaza, 3rd Floor

Greenwich, CT 06830

with copies to:

Rose F. DiMartino, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY 10019

and

Tané T. Tyler, Esq.

General Counsel

ALPS Distributors, Inc.

1290 Broadway, Suite 1100

Denver, CO 80203

The Applicants request that the Commission issue the requested orders pursuant to Rule 0-5 under the Act without conducting a hearing. The Applicants have attached as exhibits to the Application the required verifications.

VIII.	AUTHORIZATION AND SIGNATURES

Pursuant to Rule 0-2(c) under the Act, the Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of the Applicants.

A.	AQR CAPITAL MANAGEMENT, LLC

Brendan R. Kalb is authorized to sign and file this document on behalf of AQR CAPITAL MANAGEMENT, LLC, as Adviser to the AQR Funds pursuant to the general authority vested in him as General Counsel.

AQR CAPITAL MANAGEMENT, LLC

By: /s/ Brendan R. Kalb
Name: Brendan R. Kalb
Title: General Counsel Dated: June 13, 2012

B.	CNH PARTNERS, LLC

Bradley D. Asness is authorized to sign and file this document on behalf of CNH PARTNERS, LLC, as Sub-Adviser to certain AQR Funds pursuant to the general authority vested in him as Principal & Chief Legal Officer.

CNH PARTNERS, LLC

By: /s/ Bradley D. Asness Name: Bradley D. Asness Title: Principal & Chief Legal Officer Dated: June 13, 2012

C.	AQR FUNDS

Nicole DonVito, Vice President of the AQR FUNDS, is authorized to sign and file this document on behalf of the AQR FUNDS pursuant to the following resolutions adopted by the Board of Trustees of AQR FUNDS on June 10, 2010:

RESOLVED, that the proper officers of the AQR Funds (the “Trust”) be, and they hereby are, authorized to prepare and execute on behalf of the Trust, and to file with the Securities and Exchange Commission (the “Commission”) an application, and any amendments thereto, requesting an order under section 12(d)(1)(J) of the Investment Company Act of 1940 (the “1940 Act”) granting exemption from sections 12(d)(1)(A) and (B) of the 1940 Act and under Sections 6(c) and 17(b) of the 1940 Act granting an exemption from Sections 17(a)(1) and (a)(2) of the 1940 Act to permit certain investing funds to invest, and to permit the Funds and any additional funds advised by AQR Capital Management, LLC (the “Adviser”) to sell shares, in excess of the limits contained in Sections 12(d)(1)(A) and (B) of the 1940 Act, and to permit the Funds to sell shares to, and redeem its shares from, and engage in the in-kind transactions that would accompany such sales and redemptions with, certain investing funds of which the Funds are affiliated persons or affiliated persons of affiliated persons, and under Section 6(c) of the 1940 Act granting an exemption from Rule 12d1-2(a) to permit the Funds that invest in Funds or any additional funds advised by the Adviser in reliance on Section 12(d)(1)(G) of the 1940 Act and in securities (as defined in Section 2(a)(36) of the 1940 Act) in reliance on Rule 12d1-2 under the 1940 Act, to also invest, to the extent consistent with their investment program, in futures contracts, options on futures contracts, swap agreements, other derivatives and all other kinds of financial instruments that may not be securities within the meaning of Section 2(a)(36) of the 1940 Act; and it is

FURTHER RESOLVED, that the persons above authorized are also authorized to prepare and to file any and all amendments to said applications as may be necessary or appropriate; that said applications shall be executed by or on behalf of the Trust by one or more of its officers, and that the persons above authorized are authorized to take any and all such further actions including filing related applications or regulations and to pay such fees and costs as may be necessary or appropriate to effectuate the foregoing.

AQR FUNDS

By: /s/ Nicole DonVito
Name:	Nicole DonVito
Title:	Vice President
Dated:	June 13, 2012

D.	ALPS DISTRIBUTORS, INC.

Thomas A. Carter is authorized to sign and file this document on behalf of ALPS DISTRIBUTORS, INC., as Distributor to the AQR Funds pursuant to the general authority vested in him as President of the Distributor.

ALPS DISTRIBUTORS, INC.,

By: /s/ Thomas A. Carter
Name:	Thomas A. Carter
Title:	President
Dated:	June 13, 2012

EXHIBIT INDEX

A.	Verifications required pursuant to Rule 0-2(d).

EXHIBIT A

Application pursuant to Sections 6(c), 12(d)(1)(J) and

17(b) of the Investment Company Act

of 1940 for an Order of the Commission

STATE OF CONNECTICUT	)
	)	ss
COUNTY OF FAIRFIELD	)

The undersigned being duly sworn deposes and says that she has duly executed the attached Application for an Order of the Securities and Exchange Commission pursuant to Sections 6(c), 12(d)(1)(J) and 17(b) of the Investment Company Act of 1940 dated June 13, 2012 for and on behalf of the AQR Funds (the “Trust”), a Delaware statutory trust; that she is a Vice President of the Trust, and that all action by shareholders, trustees, directors, and other bodies necessary to authorize deponent to execute and file such instrument have been taken. Deponent further says that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

/s/ Nicole DonVito
Nicole DonVito

Application pursuant to Sections 6(c), 12(d)(1)(J) and

17(b) of the Investment Company Act

of 1940 for an Order of the Commission

STATE OF CONNECTICUT	)
	)	ss
COUNTY OF FAIRFIELD	)

The undersigned being duly sworn deposes and says that he has duly executed the attached Application for an Order of the Securities and Exchange Commission pursuant to Sections 6(c), 12(d)(1)(J) and 17(b) of the Investment Company Act of 1940 dated June 13, 2012 for and on behalf of AQR Capital Management, LLC (the “Adviser”), a Delaware limited liability company, and AQR Funds (the “Trust”), a Delaware statutory trust; that he is the General Counsel of the Adviser, and that all action by shareholders, trustees, directors, and other bodies necessary to authorize deponent to execute and file such instrument have been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Brendan R. Kalb
Brendan R. Kalb

Application pursuant to Sections 6(c), 12(d)(1)(J) and

17(b) of the Investment Company Act

of 1940 for an Order of the Commission

STATE OF CONNECTICUT	)
	)	ss
COUNTY OF FAIRFIELD	)

The undersigned being duly sworn deposes and says that he has duly executed the attached Application for an Order of the Securities and Exchange Commission pursuant to Sections 6(c), 12(d)(1)(J) and 17(b) of the Investment Company Act of 1940 dated June 13, 2012 for and on behalf of CNH Partners, LLC (the “Sub-Adviser”), a Delaware limited liability company; that he is Principal and Chief Legal Officer of the Sub-Adviser, and that all action by shareholders, trustees, directors, and other bodies necessary to authorize deponent to execute and file such instrument have been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Bradley D. Asness
Bradley D. Asness

Application pursuant to Sections 6(c), 12(d)(1)(J) and

17(b) of the Investment Company Act

of 1940 for an Order of the Commission

STATE OF CONNECTICUT	)
	)	ss
COUNTY OF FAIRFIELD	)

The undersigned being duly sworn deposes and says that he has duly executed the attached Application for an Order of the Securities and Exchange Commission pursuant to Sections 6(c), 12(d)(1)(J) and 17(b) of the Investment Company Act of 1940 dated June 13, 2012 for and on behalf of ALPS Distributors, Inc. (the “Distributor”), a Colorado corporation; that he is the President of the Distributor, and that all action by shareholders, trustees, directors and other bodies necessary to authorize deponent to execute and file such instrument have been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Thomas A. Carter
Thomas A. Carter